UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15903

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARBO Ceramics Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARBO Ceramics Inc.

Energy Center II

575 N. Dairy Ashford Rd.

Suite 300

Houston, TX 77079

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators

of the CARBO Ceramics Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of assets held for investment purposes as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the CARBO Ceramics Inc. Savings and Profit Sharing Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Postlethwaite & Netterville, APAC

Lafayette, Louisiana

June 22, 2017

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015
Assets

Investments
Mutual funds, at fair value	$45,639,615	$53,390,374
CARBO Ceramics Inc. common stock, at fair value	1,323,467	1,312,003
Guaranteed income fund, at contract value	13,128,657	13,434,442

Total investments	60,091,739	68,136,819

Receivables
Participant contributions	65,582	115,855
Employer match contributions	75,212	105,208
Profit-sharing contributions	—	—
Notes receivable from participants	1,039,302	1,985,915

Total receivables	1,180,096	2,206,978

Total assets	61,271,835	70,343,797

Net assets available for benefits	$61,271,835	$70,343,797

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,465,553
Interest and dividends	824,197

Total investment income	4,289,750

Interest income:
Interest on notes receivable from participants	54,371

Contributions to the Plan:
Participants	2,710,088
Employer match	925,894
Rollovers	46,720

Total contributions	3,682,702

Total additions	8,026,823

Deductions from net assets attributed to:
Distributions and withdrawals	17,077,836
Administrative fees	20,949

Total deductions	17,098,785

Net decrease	(9,071,962)

Net assets available for benefits:
Beginning of year	70,343,797

End of year	$61,271,835

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its domestic subsidiaries, StrataGen, Inc., and Falcon Technologies and Services, Inc. The Plan is administered by a committee that has been appointed by the Compensation Committee of the Board of Directors of the Company. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. The Plan entry date is immediate entry upon employment.

Contributions

Effective January 1, 2016, participants may contribute from 1% to 75% of their annual compensation, as defined in the Plan agreement. Effective May 1, 2013, the Company automatically withholds 6% from a participant’s compensation as a salary reduction deferral unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement. Also effective May 1, 2013, the Plan has a contribution accelerated feature that automatically increases contributions by 1% each year on May 1, up to a maximum of 10% for participants who have elected to defer or who are automatically enrolled into the Plan. The participants have the option to opt out of this accelerated feature. Prior to May 1, 2013, the Company withheld 3% from a participant’s compensation as a salary reduction deferral unless the participant elected a greater or lower percentage (including zero) through a salary reduction agreement. Effective May 1, 2015, and each May 1st thereafter a participant’s election to opt-out of contribution escalation will expire and the participant will be subject to the contribution escalation unless the participant makes a contrary election in the 30 days prior to each May 1st. Effective May 1, 2015, and each May 1st thereafter a participant’s affirmative election to defer an amount less than the automatic deferral rate of 6% will expire and the participant will be subject to the automatic deferral provisions unless the participant makes a contrary election in the 30 days prior to each May 1st.

In addition, participants age 50 and over have the option to contribute up to an additional $6,000 in pretax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive a discretionary profit-sharing contribution upon the completion of one year of service, which means 1,000 hours of service in a plan year, and must be employed on December 31.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan (continued)

Contributions (continued)

Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. The Company did not make a discretionary profit-sharing contribution in 2016. All contributions made to the Plan are participant-directed into various investment options offered by the Plan and are subject to certain limitations under the Internal Revenue Code (the Code).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching and/or profit-sharing contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings and losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Plan administrative expenses are paid by either the Company or the Plan, as provided in the Plan agreement.

Vesting

Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit-sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, disability, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Participant Loans

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Effective June 4, 2014, employee pre-tax deferrals and rollovers, pro rata, are the only sources allowed to calculate the 50% limitation. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through payroll deductions.

No loan may be made to a participant sooner than 30 days after the outstanding loan balance of the prior loan has been repaid.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan (continued)

Distributions to Participants

Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment, or if eligible, in the form of an individual retirement account (IRA) rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his or her account in the event of financial hardship, as defined in the Plan agreement.

Forfeitures

Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and/or Plan expenses. Prior to allocating participant forfeitures to pay Plan expenses, the Plan Administrator may use assets of the Plan held under any “Expense Reimbursement Account” to pay outstanding expenses as they occur. Unallocated forfeiture balances as of December 31, 2016 and 2015 were approximately $24,000 and $3,000, respectively, and forfeitures used to reduce Company contributions and pay Plan expenses for 2016 were approximately $19,500.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

Investment Valuation

Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds are invested in mutual funds, CARBO Ceramics Inc. common stock, and a guaranteed income fund (GIF). Mutual funds and common stock are stated at fair value. Fair value is the price that could be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Common stock is valued at the quoted market price on the last business day of the Plan year. See Note 3 for discussion of fair value measurements.

The GIF invests in the Prudential Retirement Insurance and Annuity Company’s general accounts under a group annuity contract, and is stated at contract value. The investment in the GIF has no maturity date. Although not invoked in 2016 or 2015, and as explained further in Note 5, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes that a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. Contract value is the relevant measurement attributable to fully benefit responsive-investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the GIF represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Transactions

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Payment of Benefits

Benefits are recorded when paid.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	Fair Value Measurements (continued)

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$45,639,615	$—	$—	$45,639,615
Common stocks	1,323,467	—	—	1,323,467

Total assets at fair value	$46,963,082	$—	$—	$46,963,082

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$53,390,374	$—	$—	$53,390,374
Common stocks	1,312,003	—	—	1,312,003

Total assets at fair value	$54,702,377	$—	$—	$54,702,377

4.	Investments

The Plan allows participants to invest a portion of their retirement savings in common stock of the Company. Participants can invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company common stock can be performed at any time, subject to insider trading rules established by the Company, and cannot result in more than 20% of their total account balance invested in Company common stock.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Prudential, the trustee of the Plan, is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Plan’s Investment Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	Investments (continued)

During the year ended December 31, 2016, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$3,781,425
Common stock	(315,872)

Total	$3,465,553

5.	Contract With Insurance Companies

The Plan has entered into a group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, Company layoffs, Plan termination, bankruptcy, and Company mergers. In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future.

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2016 or 2015.

6.	Allocated Amounts

At December 31, 2016, there were no amounts allocable to participants who had elected to withdraw from the Plan.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

7.	Related-Party Transactions

Certain investments are managed by Prudential, the trustee of the Plan. Certain Plan assets are also invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. CARBO Ceramics Inc. is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. All of these transactions are exempt from prohibited transaction rules under ERISA. The Plan held 126,526 shares of CARBO Ceramics Inc. common stock at December 31, 2016. Realized losses during 2016 related to the common stock were approximately $573,000 and unrealized gains were approximately $257,000. The Plan received no dividends on the CARBO Ceramics Inc. common stock during the year ended December 31, 2016. Note 4 provides additional information related to the Company’s stock.

8.	Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated April 29, 2014, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

On July 6, 2015 and June 8, 2016, the Company incurred a voluntary reduction in its workforce triggering a Partial Plan termination. All active participants of the Plan that were terminated in 2015 and 2016 as a result of the reduction in workforce, were made fully vested in the employer contributions to their account, if they were not already fully vested.

Supplemental Schedule

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

EIN: 72-1100013 PN: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of Issue, Borrower, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Prudential Financial, Inc.:
	Guaranteed Income Fund	277,329 shares	$13,128,657
	American Beacon Small Cap Value	72,022 shares	1,989,970
	American Funds Europacific Growth R5	128,541 shares	5,785,629
	American Funds Fundamental Investors R5	22,790 shares	1,241,384
	Clearbridge Small Cap Growth I	75,067 shares	2,164,187
	Franklin Growth Adv	92,010 shares	7,058,052
	J H Disciplined Value R4	278,390 shares	5,395,205
	Janus Enterprise Fund T	25,462 shares	2,400,581
	Oakmark Equity & Income I	87,710 shares	2,668,144
	Oppenheimer Developing Markets Y	62,793 shares	2,007,508
	Oppenheimer International Small Co. Y	32,975 shares	1,210,827
	PIMCO Income Administration	22,883 shares	275,972
	Principal MidCap S&P 400 Index R5	52,479 shares	1,067,943
	Principal Small Cap S&P 600 Index R5	36,103 shares	953,112
*	Prudential Global Real Estate A	55,521 shares	1,262,557
*	Prudential QMA Midcap Value Z	133,717 shares	2,858,865
*	Prudential Total Return Bond Q	262,679 shares	3,703,769
*	Prudential QMA Stock Index Z	26,812 shares	1,219,937
	Templeton Global Bond	105,672 shares	1,263,833
	Trowe Price New Era Fund	33,040 shares	1,112,140
*	CARBO Ceramics Inc. common stock	126,526 shares	1,323,467

	Subtotal investments		$60,091,739
*	Participant loans	Maturities to 2025, at interest ranging from 4.25% to 7.75%	1,039,302

	Total		$61,131,041

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

DATE: June 22, 2017

Plan Administrator

	By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

15

Index to Exhibit

Exhibit number	Description

23	Consent of Independent Registered Public Accounting Firm